March 10, 2010

MAXCOM TELECOMUNICACIONES APPOINTS MANAGER OF INVESTOR RELATIONS

Mexico City, Mexico, December 09, 2010 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that Manuel S. Pérez Alavez has joined the Company as Manager of Investor Relations (IR), replacing Ma. Antonia Gutiérrez Bonifaz whom has been in charge of the IR office for the last seven months. Ms. Gutiérrez has decided to leave Maxcom to pursue her personal projects. Mr. Pérez will be responsible for communications with the investment community and will report directly to Miguel Cabredo, Maxcom’s Chief Financial Officer.

Before joining the Company, Mr. Pérez worked for the department of M&A at ALCAN Rio Tinto in Canada prior to that he worked in the Mexican market for Bank of America-Merrill Lynch. Mr. Pérez holds a Bachelor degree in Economics with major in finance from ITAM in Mexico City and a Master in Business Administration from HEC.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.